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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):     [ ] Form 10-K     [ ] Form 11-K     [ ] Form 20-F
                 [X] Form 10-Q     [ ] Form N-SAR


                                                                 SEC FILE NUMBER
For Period Ended: December 30, 2000                              333-37081



                                                                    CUSIP NUMBER

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ---------------------------------

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  Read Instruction (on lst page ) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I. REGISTRANT INFORMATION
---------------------------------------------------------
Full Name of Registrant:  Doskocil Manufacturing Company, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 4209 Barnett
Boulevard

City, State and Zip Code:  Arlington, Texas  76017
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PART II.  RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


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PART III.  NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Doskocil Manufacturing Company, Inc. (the "Company") requires additional time to prepare and file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2000 (the "Second Quarter Form 10-Q") as a result of recent developments. These developments include: (i) the fact that the Company has not at this time received notice of whether certain existing shareholders plan to make capital contributions to the Company, as permitted by the Company's credit facilities (the "Credit Facility"), in order to enable the Company to meet certain financial covenants contained in the Credit Facility for the quarter ended December 30, 2000 (the "Second Quarter"), (ii) the commencement of discussions between the Company and the lenders under the Credit Facility regarding the Company's failure to meet such financial covenants absent the capital contributions and the need for waivers under the Credit Facility in such circumstances and (iii) the effect of the foregoing matters on the potential reclassification of certain indebtedness on the Company's balance sheet as current liabilities. Due to the difficult issues associated with the financial statement presentation and related disclosure requirements, and because dealing with such developments has involved significant management attention and accounting resources, the Company was unable to timely file the Second Quarter Form 10-Q without unreasonable effort or expense.

The Company anticipates filing of its Report on Form 10-Q for the quarter ended December 30, 2000 no later than 5 calendar days following the prescribed due date in accordance with Rule 12b-25.

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PART IV.  OTHER INFORMATION
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(1)   Name and telephone number of person to contact in regard to this notification.

         Larry E. Rembold                         817.467.5116 ext. 1100
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         (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEE ATTACHED "EXHIBIT A."
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                      Doskocil Manufacturing Company, Inc.
                      ------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 14, 2001                    By: /s/ LARRY E. REMBOLD
                                              ----------------------------------
                                           Name: Larry E. Rembold
                                           Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b)) of this chapter.





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Exhibit A

Doskocil Manufacturing Company, Inc.
Statements of Operations


                                                                  Three Months Ended
                                                        ($ in thousands except per share amounts)
                                                           -----------------------------------
                                                             December 30,       December 31,
                                                                2000                 1999
                                                           --------------       --------------
Net sales ...........................................      $       42,628       $       46,554
Cost of goods sold ..................................              28,379               29,110
                                                           --------------       --------------

Gross profit ........................................              14,249               17,444
Selling, general and administrative expense .........              11,673               11,304
Impairment of long-lived assets .....................                  --                  778
                                                           --------------       --------------

Operating income ....................................               2,576                5,362
Other (income) expense:
     Net interest expense ...........................               5,048                6,095
     Other, net .....................................                 (13)                  --
                                                           --------------       --------------
          Total other expense .......................               5,035                6,095
                                                           --------------       --------------

Net loss ............................................              (2,459)                (733)
                                                           --------------       --------------

Preferred stock accretion ...........................                  41                   34
Preferred stock dividends ...........................                 471                  359
                                                           --------------       --------------

Net loss attributable to common shareholders ........      $       (2,971)      $       (1,126)
                                                           ==============       ==============

Net loss per common share (basic and diluted) .......      $         (.93)      $         (.36)
                                                           ==============       ==============

Weighted average common shares outstanding ..........               3,204                3,155
                                                           ==============       ==============

         The results presented above reflect the Company's current estimate of results for the second quarter ended December 30, 2000.

         NET SALES decreased to $42.6 million in the second quarter of fiscal 2001 from $46.6 million in the comparable period of the prior year, a decrease of $4.0 million. The decrease was primarily the result of increased competition, elimination of customer warehouse stock and a general economic slowdown.

         GROSS PROFIT decreased to $14.2 million in the second quarter of fiscal 2001 from $17.4 million in the comparable period of the prior year, a decrease of $3.2 million. As a percentage of net sales, gross margin decreased to 33.4% in the second quarter of fiscal 2001 from 37.5% in the comparable period of the prior year. The Company's gross profit as a percentage of net sales was negatively affected by higher material costs, principally plastic resin, and lower plant utilization.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES increased to $11.7 million in the second quarter of fiscal 2001 from $11.3 million in the comparable period of the prior year. As a percentage of net sales, SG&A spending increased to 27.4 % in the second quarter of fiscal 2001 from 24.3% in the comparable period of the prior year. The increase was the result of several factors including higher severance costs and executive recruiting fees partially offset by lower outside warehousing and salary costs.

         INTEREST EXPENSE decreased to $5.0 million in the second quarter of fiscal 2001 from $6.1 million in the comparable period of the prior year. The decrease is primarily due to lower non-cash amortization of deferred financing costs related to 4.1 million guaranty warrants and lower borrowings on the revolving credit facilities.

         PROVISION FOR INCOME TAXES for the three months ended December 30, 2000 and December 31, 1999, respectively, was $0.0 million, due to a net operating loss generated during the period for which a valuation allowance has been provided. The tax benefit associated with the net operating loss has been offset by a valuation allowance.